UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT of 1934
(AMENDMENT NO. 19)*

Advent Software, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

007974108
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Crowell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Check the following box if a fee is being paid with the statement.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 007974108	PAGE 2 OF 16 PAGES

1	NAME OF REPORTING PERSON: SPO Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 995,715(1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 995,715(1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 995,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.9%
14	TYPE OF REPORTING PERSON: PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 3 OF 16 PAGES

1	NAME OF REPORTING PERSON: SPO Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 995,715(1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 995,715(1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 995,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.9%
14	TYPE OF REPORTING PERSON: PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 4 OF 16 PAGES

1	NAME OF REPORTING PERSON: San Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 88,955(1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 88,955(1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 88,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON: PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 5 OF 16 PAGES

1	NAME OF REPORTING PERSON: SF Advisory Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 88,955(1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 88,955(1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 88,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON: PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 6 OF 16 PAGES

1	NAME OF REPORTING PERSON: SPO Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,084,670(1)(2)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,084,670(1)(2)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,084,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.1%
14	TYPE OF REPORTING PERSON: CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 995,715 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 88,955 of such shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, Edward H. McDermott and Eli J. Weinberg.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 7 OF 16 PAGES

1	NAME OF REPORTING PERSON: John H. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,607(1)
	8	SHARED VOTING POWER: 1,084,670(2)
	9	SOLE DISPOSITIVE POWER: 4,607(1)
	10	SHARED DISPOSITIVE POWER: 1,084,670(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,089,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.1%
14	TYPE OF REPORTING PERSON: IN

(1)
Of these shares, 400 shares are held in the John H. Scully individual retirement accounts, which are self-directed and 4,207 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, director and executive officer of Phoebe Snow Foundation, Inc.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 8 OF 16 PAGES

1	NAME OF REPORTING PERSON: Edward H. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 1,084,670(1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 1,084,670(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,084,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.1%
14	TYPE OF REPORTING PERSON: IN

(1)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 9 OF 16 PAGES

1	NAME OF REPORTING PERSON: Phoebe Snow Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,207(1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 4,207(1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **0.1%
14	TYPE OF REPORTING PERSON CO

**	Denotes less than.
(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

SCHEDULE 13D

CUSIP No. 007974108	PAGE 10 OF 16 PAGES

1	NAME OF REPORTING PERSON: Eli J. Weinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 340
	8	SHARED VOTING POWER: 1,084,670(1)
	9	SOLE DISPOSITIVE POWER: 340
	10	SHARED DISPOSITIVE POWER: 1,084,670(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,085,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

(1)	These shares may be deemed to be owned by Mr. Weinberg solely in his capacity as one of three controlling persons of SPO Advisory Corp.

PAGE 11 OF 16 PAGES

This Amendment No. 19 amends the Schedule 13D (the “Original 13D”) filed with the Securities Exchange Commission (“SEC”) on July 25, 2002, as amended on August 6, 2002, September 9, 2002, September 19, 2002, September 26, 2002, October 15, 2002, March 13, 2003, March 17, 2003, March 25, 2003, May 12, 2003, November 5, 2003, December 4, 2003, August 14, 2007, August 23, 2007, August 28, 2007, September 10, 2007, August 12, 2008, April 11, 2013 and May 10, 2013. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following sentence:

On August 12, 2013, JHS completed an exercise of 120,000 options at a strike price of $7.84 in an aggregate amount of $940,800.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented by adding the following:

On August 7, 2013, SPO, SFP, JHS and PS Foundation (the “Selling Stockholders”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (the “Underwriters”), in connection with a secondary public offering of Shares as discussed in the prospectus supplement filed with the SEC on August 8, 2013. Pursuant to the Underwriting Agreement, SPO, SFP, JHS and PS Foundation agreed to sell 6,530,806 Shares, 583,445 Shares, 120,000 Shares and 27,593 Shares, respectively, for an aggregate of 7,261,844 Shares to the Underwriters at a price of $25.785 per Share, which represents the public offering price of $27.00 per Share less the Underwriters’ discount of $1.215 per Share. Under the Underwriting Agreement, the Selling Stockholders also granted the Underwriters a 30-day option beginning on August 13, 2013 to purchase up to 1,089,277 additional Shares from the Selling Stockholders.

On August 13, 2013, the Selling Stockholders sold a total of 7,261,844 Shares to the Underwriters in accordance with the Underwriting Agreement.

Pursuant to the Underwriting Agreement, each of the Selling Stockholders entered into a lock-up agreement (each a “Lock-up Agreement”) pursuant to which each Selling Stockholder agreed, subject to certain limited exceptions, that for a period of 75 days, each of the Selling Stockholders will not, without the prior written consent of the Underwriters (which consent may be withheld in their sole discretion), directly or indirectly: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares (including without limitation, Shares or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any Shares or any security convertible into or exercisable or exchangeable for Shares.

The foregoing description of the Underwriting Agreement and the Lock-up Agreement is qualified by reference to the actual terms of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on August 8, 2013 and is incorporated herein by reference.

PAGE 12 OF 16 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Percentage interest calculations for each Reporting Person are based upon the Issuer having 52,256,130 total outstanding Shares as of July 31, 2013 as reported on the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on August 8, 2013.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 995,715 Shares, which constitutes approximately 1.9% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 995,715 Shares, which constitutes approximately 1.9% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 88,955 Shares, which constitutes approximately 0.2% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 88,955 Shares, which constitutes approximately 0.2% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp., may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,084,670 Shares in the aggregate, which constitutes approximately 2.1% of the outstanding Shares.

JHS

Individually, and because of his positions as a control person of SPO Advisory Corp. and control person, director and executive officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,089,277 Shares, which constitutes approximately 2.1% of the outstanding Shares.

EHM

Because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,084,670 Shares, which constitutes approximately 2.1% of the outstanding Shares.

PS FOUNDATION

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,207 Shares, which constitutes less than 0.1% of the outstanding Shares.

EJW

Individually, and because of his position as a control person of SPO Advisory Corp., EJW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,085,010 Shares, which constitutes approximately 2.1% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)

SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 995,715 Shares.

PAGE 13 OF 16 PAGES
SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 995,715 Shares held by SPO.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 88,955 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 88,955 Shares held by SFP.

SPO Advisory Corp.

Acting through its controlling partners and in its capacities as the sole general partner of each SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,084,670 Shares held by SPO and SFP in the aggregate.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM and EJW to vote or to direct the vote and to dispose or to direct the disposition of 1,084,670 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400 Shares held in Mr. Scully’s individual retirement accounts, which are self-directed individual retirement accounts and 4,207 Shares held by PS Foundation, for which JHS is the controlling person, director and executive officer.

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and EJW to vote or to direct the vote and to dispose or to direct the disposition of 1,084,670 Shares held by SPO and SFP in the aggregate.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,207 Shares.

PAGE 14 OF 16 PAGES

EJW
As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EJW may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 1,084,670 Shares held by SPO and SFP in the aggregate. In addition, EJW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 340 Shares.

(c) Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Issuer’s Shares during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e) The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Shares on August 13, 2013.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented to add the following paragraph:

Items 3, 4 and 5 of this Amendment are hereby incorporated by reference in this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A – Agreement pursuant to Rule 13d-1(k)

Exhibit B – Underwriting Agreement dated August 7, 2013 (incorporated in this Amendment by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by the Issuer on August 8, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 13, 2013

By:	/s/ Kim M. Silva

Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P.(1)
SPO ADVISORY PARTNERS, L.P.(1)
SAN FRANCISCO PARTNERS, L.P.(1)
SF ADVISORY PARTNERS, L.P.(1)
SPO ADVISORY CORP.(1)
JOHN H. SCULLY(1)
EDWARD H. McDERMOTT (1)
PHOEBE SNOW FOUNDATION, INC.(1)
ELI J. WEINBERG(1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement pursuant to Rule 13d-1(k)
B	Underwriting Agreement dated August 7, 2013 (incorporated in this Amendment by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by the Issuer on August 8, 2013)